------------------------------------------------------------------------------------------------------------------------------------
                              Regions Morgan Keegan Select Core Equity
                                                Fund                                           Pioneer Fund
------------------------------------------------------------------------------------------------------------------------------------
                                                                            investment grade convertible debt securities.
                                                                            The fund invests in debt securities when
                                                                            Pioneer believes they are consistent with the
                                                                            fund's investment objective of reasonable
                                                                            income and capital growth, to diversify the
                                                                            fund's portfolio or for greater liquidity.

                                                                            With respect to the investment strategies and
                                                                            practices enumerated above, to the extent that
                                                                            a percentage limitation is not specified, there
                                                                            is no specific limit on the fund's ability to
                                                                            engage in such strategy or practice.
------------------------------------------------------------------------------------------------------------------------------------
 Cash management and     To minimize potential losses and maintain          Normally, the fund invests substantially all of
 temporary investments   liquidity to meet shareholder redemptions          its assets to meet its investment objective.
                         during adverse market conditions, the fund         The fund may invest the remainder of its
                         may temporarily depart from its principal          assets in securities with remaining maturities
                         investment strategy by investing up to 100%        of less than one year or cash equivalents, or
                         of the fund's assets in cash and cash              may hold cash. For temporary defensive
                         equivalents, including short-term bank             purposes, including during periods of unusual
                         obligations, repurchase agreements and other       cash flows, the fund may depart from its
                         money market instruments and securities            principal investment strategies and invest part
                         issued and/or guaranteed as to payment of          or all of its assets in these securities or may
                         principal and interest by the U.S. government,     hold cash. During such periods, the fund may
                         its agencies or instrumentalities. This may        not be able to achieve its investment
                         cause the fund to temporarily fail to meet its     objective. The fund may adopt a defensive
                         goal and forego greater investment returns for     strategy when Pioneer believes securities in
                         the safety of principal.                           which the fund normally invests have
                                                                            extraordinary risks due to political or
                                                                            economic factors and in other
                                                                            extraordinary circumstances.
------------------------------------------------------------------------------------------------------------------------------------
 Short-term trading      Although the fund does not intend to invest for    The fund usually does not trade for short-term
                         the purpose of seeking short-term profits,         profits. The fund will sell an investment,
                         securities will be sold without regard to the      however, even if it has only been held for a
                         length of time they have been held when MAM        short time, if it no longer meets the fund's
                         believes it is appropriate to do so in light of    investment criteria. If the fund does a lot of
                         the fund's investment goal. A higher portfolio     trading, it may incur additional operating
                         turnover rate involves greater transaction         expenses, which would reduce performance,
                         expenses which must be borne directly by the       and could cause shareowners to incur a
                         fund (and thus, indirectly by its shareholders),   higher level of taxable income or capital gains.
                         and impact fund performance. In addition, a
                         high rate of portfolio turnover may result in the
                         realization of larger amounts of net capital
                         gains that, when distributed to the fund's
                         shareholders, are taxable to them.
------------------------------------------------------------------------------------------------------------------------------------

                                                                Regions
                                                                 Morgan
                                                             Keegan Select
                                                              Money Market       Pioneer Cash
                                                                  Fund          Reserves Fund         Combined
                                                             (period ended      (period ended       Pioneer Cash
                                                              November 30,       December 31,      Reserves Fund
                                                                 2008)              2008)           (Pro Forma)
                                                             -------------      -------------      -------------
Shareholder transaction fees
 (paid directly from your investment)                           Class A            Class A             Class A
Maximum sales charge (load) when you buy shares
 as a percentage of offering price ...................             None               None                None
Maximum deferred sales charge (load) as a
 percentage of offering price or the amount you
 receive when you sell shares, whichever is less .....             None               None                None
Annual Fund operating expenses (deducted from
 fund assets) as a % of average daily net assets
Management Fee .......................................             0.25%              0.40%               0.40%
Distribution and Service (12b-1) Fee .................             0.15%              0.15%               0.15%
Other Expenses .......................................             0.30%              0.18%(1)            0.14%(1)
Acquired Fund Fees and Expenses ......................             0.01%              0.00%               0.00%
---------------------------------------------------------------------------------------------------------------------
Total Annual Fund Operating Expenses .................             0.71%              0.73%               0.69%
---------------------------------------------------------------------------------------------------------------------
Less: Fee Waiver and Expense Limitations .............             0.00%(2)           0.00%(3)            0.00%(3)(4)
Net Expenses .........................................             0.71%              0.73%               0.69%
---------------------------------------------------------------------------------------------------------------------


                                                                Regions
                                                                 Morgan
                                                             Keegan Select
                                                              Money Market       Pioneer Cash
                                                                  Fund          Reserves Fund          Combined
                                                             (period ended      (period ended        Pioneer Cash
                                                              November 30,       December 31,        Reserves Fund
                                                                 2008)              2008)             (Pro Forma)
                                                            ---------------     -------------        -------------
Shareholder transaction fees
 (paid directly from your investment)                           Class I            Class Y           Class Y
Maximum sales charge (load) when you buy shares
 as a percentage of offering price ...................             None               None                None
Maximum deferred sales charge (load) as a
 percentage of offering price or the amount you
 receive when you sell shares, whichever is less .....             None               None                None
Annual Fund operating expenses (deducted from
 fund assets) as a % of average daily net assets
Management Fee .......................................             0.25%              0.40%               0.40%
Distribution and Service (12b-1) Fee .................             0.00%              0.00%               0.00%
Other Expenses .......................................             0.20%              0.12%(1)            0.08%(1)
Acquired Fund Fees and Expenses ......................             0.01%              0.00%               0.00%
---------------------------------------------------------------------------------------------------------------------
Total Annual Fund Operating Expenses .................             0.46%              0.52%               0.48%
---------------------------------------------------------------------------------------------------------------------
Less: Fee Waiver and Expense Limitations .............             0.00%(2)           0.00%(3)           (0.03)%(3)(4)
Net Expenses .........................................             0.46%              0.52%               0.45%
---------------------------------------------------------------------------------------------------------------------


     The hypothetical example below helps you compare the cost of investing in each Fund. It assumes that: (a) you invest $10,000 in each Fund for the time periods shown, (b) you reinvest all dividends and distributions, (c) your investment has a 5% return each year, (d) each Fund's total operating expenses remain the same, and (e) with respect to the Pioneer Fund, Pioneer's contractual expense limitation is in effect for year one. Pro forma expenses are included assuming a Reorganization of the Funds. The examples are for comparison purposes only and are not a representation of either Fund's actual expenses or returns, either past or future.


                                         Regions Morgan Keegan                        Combined Pioneer
Number of years                               Select Money          Pioneer Cash     Cash Reserves Fund
you own your shares                           Market Fund          Reserves Fund        (Pro Forma)
-------------------                      ---------------------     -------------     ------------------
Class A -- with or without redemption
 Year 1 .............................            $  73                 $  75               $  70
 Year 3 .............................            $ 227                 $ 233               $ 221
 Year 5 .............................            $ 395                 $ 406               $ 384
 Year 10 ............................            $ 883                 $ 906               $ 859
Class I/Y
 Year 1 .............................            $  47                 $  53               $  46
 Year 3 .............................            $ 148                 $ 167               $ 151
 Year 5 .............................            $ 258                 $ 291               $ 266
 Year 10 ............................            $ 579                 $ 653               $ 601


----------


(1) "Other Expenses" do not include the extraordinary expenses incurred by the Pioneer Fund to participate in the U.S. Treasury Department's Temporary Guarantee Program for Money Market Funds (the "Program"). The Program is described in detail later in this Proposal under the heading "Additional Information." These expenses have been borne by the Fund without regard to any expense limitation currently in effect. Unless extended by the Treasury, the Program will expire on April 30, 2009. Assuming (i) the Program is extended to September 18, 2009, (ii) the Fund elects to participate in the extended Program, and (iii) the fee payable to the Treasury for the extended period will be 0.015% of the Fund's net asset value as of the close of business on September 19, 2008, then the effect of the cost of the Program as reflected in the pro forma "Other Expenses," "Total Annual Fund Operating Expenses" and "Net Expenses" of the combined Pioneer Fund would be as follows:


                                           Class A    Class Y
  Other Expenses                            0.17%      0.11%
  Total Annual Fund Operating Expenses      0.72%      0.51%
  Net Expenses                              0.72%      0.48%

 Any additional cost to participate in the entended Program will be borne by the Fund without regard to any expense limitation then in effect for the Fund. The fee to participate in the Program, if it is extended beyond April 30, 2009, is not known at this time and may be higher or lower than that estimated.

(2) Effective January 27, 2009, MAM has agreed to waive fees and reimburse expenses to the extent necessary to prevent a negative yield for each class of shares of the fund. This undertaking is voluntary and may be modified or discontinued by MAM at any time.

(3) Pioneer has agreed to limit fund expenses for any class of shares or waive a portion of its management fee to maintain a net asset value of $1.00. From time to time, Pioneer and its affiliates may limit the expenses of one or more classes for the purpose of avoiding a negative yield or increasing the Pioneer Fund's yield during the period of the limitation. These expense limitation policies are voluntary and temporary and may be revised or terminated by Pioneer at any time without notice.

(4) Pioneer has contractually agreed to limit ordinary operating expenses to the extent required to reduce fund expenses to 0.70% and 0.45% of the average daily net assets attributable to Class A shares and Class Y shares, respectively. Assuming the Reorganization is approved, these expense limitations will be in effect for a period of two years after the close of the Reorganization. There can be no assurance that Pioneer will extend the expense limitations beyond such time.


Reasons for the Proposed Reorganization

     The RMK Trustees believe that the proposed Reorganization is in the best interests of the RMK Fund and its shareholders. The RMK Trustees considered the following matters, among others, in approving this Proposal 11.

     First, MAM, the investment adviser to the RMK Fund, informed the RMK Board that engaging in the business of investment adviser to the RMK Funds is not a core business that MAM intends to continue and that Regions would be conducting a search for a buyer for MAM's mutual fund management business. After requests for proposals were solicited, received and reviewed, MAM and Regions decided to recommend to the RMK Board that the RMK Funds be reorganized into similar mutual funds managed by Pioneer, as being in the best interest of shareholders of each of the RMK Funds.


     Second, the RMK Board considered that the pro forma net expense ratio of the combined Pioneer Fund is expected to be the same or lower for each class of shares of the combined Pioneer Fund as compared to the corresponding classes of your RMK Fund. The current projected pro forma net expense ratios for the combined Pioneer Fund's Class A and Class Y shares are anticipated to be 0.69% and 0.45%, respectively, after giving effect to Pioneer's contractual expense limitation with respect to Class A and Class Y shares, and the historical net expense ratios for the corresponding classes of shares of your RMK Fund are 0.71% and 0.46%, respectively. In addition, the broader distribution arrangements of the Pioneer Fund offer greater potential for further asset growth and further reduced per share expenses.

     Third, the RMK Board considered that Pioneer has contractually agreed to limit ordinary operating expenses of the combined Pioneer Fund to the extent required to reduce fund expenses to 0.70% and 0.45% of the average daily net assets attributable to Class A shares and Class Y shares, respectively. Assuming the shareholders of your RMK Fund approve the Reorganization, these expense limitations will be in effect for the combined Pioneer Fund for a period of two years from the Closing Date. There can be no assurance that Pioneer will extend the expense limitations beyond such time. In addition, Pioneer may limit the combined Pioneer Fund's expenses for any class of shares or waive a portion of its management fee to maintain a net asset value of $1.00. Assuming the shareholders of your RMK Fund approve the Reorganization, this expense limitation will also be in effect for the combined Pioneer Fund. These expense limitation policies are voluntary and temporary and may be revised or terminated by Pioneer at any time without notice.

     Fourth, the reputation, financial strength, resources and capabilities of Pioneer will benefit RMK Fund shareholders. At December 31, 2008, Pioneer managed $49 billion in assets. Pioneer is an indirect, wholly owned subsidiary of UniCredit S.p.A., one of the largest banking groups in Italy. Pioneer is part of the global asset management group providing investment management and financial services to mutual funds, institutional and other clients. As of December 31, 2008, assets under management of the group were approximately $206 billion worldwide. Shareholders of your RMK Fund would become part of a significantly larger family of funds that offers a more diverse array of investment options and enhanced shareholder account options. As of December 31, 2008, the Pioneer family of mutual funds offers over 75 funds, including domestic and international equity and fixed income funds and money market funds that will be available to your RMK Fund's shareholders through exchanges. In addition, your RMK Fund may reduce the level of its operational expenses for administrative, compliance and portfolio management services if it becomes part of a large mutual fund complex.


     Fifth, the substantially larger size of the combined Pioneer Fund will offer greater opportunity for diversification of the investment portfolio, which should help to reduce risks and provide benefits to the shareholders of the Fund from the long-term economies of scale that may result from consummation of the Reorganization.

of the Reorganization. You should consult your tax adviser for the particular tax consequences to you of the transaction, including the applicability of any state, local or foreign tax laws.

                        VOTING RIGHTS AND REQUIRED VOTE

     Each share of each RMK Fund is entitled to one vote. A quorum is required to conduct business at the meeting. With respect to each RMK Fund, the presence in person or by proxy of more than 50% of the total number of outstanding shares of the RMK Fund entitled to vote at the meeting will constitute a quorum with respect to the RMK Fund. A favorable vote of more than fifty percent of the outstanding shares of the applicable RMK Fund is required to approve each Proposal.

     The table below shows how shares will be treated for the purposes of quorum and voting requirements.


------------------------------------------------------------------------------------------------------------------------------------
              Shares                                   Quorum                                           Voting
------------------------------------------------------------------------------------------------------------------------------------
 In General                       All shares "present" in person or by proxy are   Shares "present" in person will be voted in
                                  counted toward a quorum.                         person at the meeting. Shares present by
                                                                                   proxy will be voted in accordance
                                                                                   with instructions.
------------------------------------------------------------------------------------------------------------------------------------
 Signed Proxy with no Voting      Considered "present" at meeting for purposes     Voted "for" the Proposal.
 Instruction (other than Broker   of quorum.
 Non-Vote)
------------------------------------------------------------------------------------------------------------------------------------
 Broker Non-Vote (where the       Considered "present" at meeting for purposes     Broker non-votes do not count as a vote "for"
 underlying holder had not        of quorum.                                       the Proposal and have the same effect as a
 voted and the broker does not                                                     vote "against" the Proposal.
 have discretionary authority to
 vote the shares)
------------------------------------------------------------------------------------------------------------------------------------
 Signed Proxy with Vote to        Considered "present" at meeting for purposes     Abstentions do not constitute a vote "for" the
 Abstain                          of quorum.                                       Proposal and have the same effect as a vote
                                                                                   "against" the Proposal.
------------------------------------------------------------------------------------------------------------------------------------


     If the required approval of shareholders of an RMK Fund is not obtained, the meeting may be adjourned as to that RMK Fund as more fully described in this Proxy Statement/Prospectus, and the RMK Fund will continue to engage in business as a separate mutual fund and the RMK Board will consider what further action may be appropriate.

    COMPARISON OF DELAWARE STATUTORY TRUST AND MASSACHUSETTS BUSINESS TRUST

     Although federal law, and particularly the 1940 Act, regulates many of the aspects of the governance of a mutual fund, some state laws apply because each mutual fund also is organized as an entity under state law. Each of the RMK Funds is a series of a Massachusetts business trust. Each of the Pioneer Funds is a Delaware statutory trust or a series thereof. The federal laws governing mutual funds apply to both the RMK Funds and the Pioneer Funds. However, there are differences between Delaware state law and Massachusetts state law, and shareholders should consider these differences when considering each Proposal. The following is a summary of the principal differences between Delaware statutory trusts and Massachusetts business trusts.

     A fund organized as a Massachusetts business trust is governed by its declaration of trust or similar instrument. Massachusetts law allows the trustees of a business trust to set the terms of a fund's governance in its declaration. All power and authority to manage the fund and its affairs generally reside with the trustees, and shareholder voting and other rights are limited to those provided to the shareholders in the declaration. The flexibility inherent to the Massachusetts business trust has led to it becoming a common form of organization for mutual funds. That flexibility also means that the Massachusetts business trust law may be open to interpretation although, in resolving such matters, courts may look by analogy to Massachusetts corporate law.

     A fund organized as a Delaware statutory trust, on the other hand, is governed both by the Delaware Statutory Trust Act (the "Delaware Act") and the fund's governing instrument. For a Delaware statutory trust, unlike a Massachusetts business trust, the law specifically addresses many aspects of corporate governance. The body of Delaware law on the topic is consequently more detailed than in Massachusetts. This detail provides somewhat clearer guidelines as to the rights and obligations of the trust, trustees, and shareholders.

     Under the Delaware Act, shareholders generally are shielded from personal liability for the trust's debts or obligations to the same extent a shareholder is shielded from a corporation's debts. Shareholders of a Massachusetts business trust, on the other hand, are shielded only to the extent provided in the declaration of trust. The declaration of trust for each Pioneer Fund provides that shareholders are not personally liable for the obligations of the Fund and requires the Fund to indemnify a shareholders against liability arising solely from the shareholder's ownership of shares in the Fund. The declaration of trust for each Pioneer Fund also provides that the Fund will assume the defense of any claim against a shareholder for personal liability at the request of the shareholder. The declaration of trust for each RMK Fund contains similar provisions.

     The Delaware Act permits a shareholder to bring a derivative action on behalf of the trust if the trustees refuse to do so, but that power can be restricted by such standards and restrictions as are set forth in the declaration of trust. The declaration of trust for each Pioneer Fund sets forth a detailed process for the bringing of derivative actions on behalf of the Fund by shareholders. Under the declaration of trust for each Pioneer Fund, prior to bringing a derivative action, a demand by three unrelated shareholders must first be made on the Fund's Trustees. The declaration of trust for each Pioneer Fund details various information, certifications, undertakings and acknowledgements that must be included in the demand. Massachusetts courts generally have required shareholders of business trusts to follow the provisions of the Massachusetts Business Corporation Act with respect to derivative lawsuits, meaning that derivative lawsuits are permitted but can be dismissed by the decision of an independent court appointee, by a vote of a majority of the outstanding shares, by a vote of a majority of the independent trustees constituting a quorum, or by a vote of a committee established by the independent trustees.

     Both a Delaware statutory trust and a Massachusetts business trust can limit a trustee's personal liability in the declaration of trust. The declaration of trust for each Pioneer Fund extends to Trustees, officers and employees of the Fund the fullest protection from liability that the law allows and, in addition, requires the Fund to indemnify them to the extent permitted by law against liability and against all expenses reasonably incurred in connection with any claim, action, suit or proceeding in which the Trustee, officer or employee becomes involved as a party or otherwise by virtue of being or having been such a Trustee, director, officer, employee, or agent and against amounts paid or incurred in settlement thereof. The declaration of trust for each RMK Fund contains a similar indemnification provision. The 1940 Act currently provides that no officer or director shall be protected from liability to the Fund or shareholders for misfeasance, bad faith, gross negligence, or reckless disregard of the duties of office.

     Neither a Delaware statutory trust nor a Massachusetts business trust is required to hold shareholder meetings or get shareholder approval for certain actions unless the declaration of trust requires it. The declaration of trust of each Pioneer Fund provides for shareholder voting as required by the 1940 Act or other applicable laws but otherwise permits, consistent with Delaware law, actions by the Board without seeking the consent of shareholders. The 1940 Act requires a vote of shareholders on matters that Congress has determined may have a material effect on shareholders and their investments. For example, shareholder consent is required to approve new investment advisory agreements in most cases, increases in advisory fees or 12b-1 fees, changes to fundamental investment policies, election of trustees in certain circumstances, and the merger or reorganization of a fund in certain circumstances, particularly where the merger or consolidation involves an affiliated party. The declaration of trust of each RMK Fund specifically provides that shareholders have the power to vote (i) for the election or removal of Trustees, (ii) to approve new investment advisory or sub-investment advisory agreement, (iii) to the same extent as the shareholders of a Massachusetts business corporation as to whether or not a court action, proceeding or claim should be brought or maintained derivatively or as a class action on behalf of the Trust or the shareholders, and (iv) with respect to such additional matters relating to the Trust as may be required by applicable law. In addition, the declaration of trust of each RMK Fund provides that shareholders have the power to vote with respect to the amendment of the declaration of trust, except for any amendments that change the name of the Trust, and certain amendments with respect to the establishment and designation of any series or class of shares of the Trust, which may be made without shareholder approval. In contrast, subject to the limitations imposed by the 1940 Act, the declaration of trust of each Pioneer Fund authorizes the Trustees to amend the declaration without shareholder approval.



                 FUNDAMENTAL INVESTMENT POLICIES OF THE FUNDS


     Each Fund has adopted certain fundamental investment policies which may not be changed without the affirmative vote of the holders of a "majority of the outstanding voting securities" (as defined in the 1940 Act) of the Fund. Under the 1940 Act, the vote of a majority of the outstanding voting securities means the affirmative vote of the lesser of (i) 67% or more of the shares of the applicable RMK Fund represented at the meeting, if at least 50% of all outstanding shares of the RMK Fund are represented at the meeting, or (ii) 50% or more of the outstanding shares of the RMK Fund entitled to vote at the meeting. The following table lists the fundamental investment restrictions for each RMK Fund and each Pioneer Fund. For a more complete discussion of each Fund's other investment policies and fundamental and non-fundamental investment restrictions, please see the statement of additional information for this Proxy Statement/Prospectus.

------------------------------------------------------------------------------------------------------------------------------------
                   RMK Funds                                                   Pioneer Funds
------------------------------------------------------------------------------------------------------------------------------------
 Net asset value   The net asset value for each class of an RMK Fund's         Each Pioneer Fund's net asset value is the value
                   shares is computed by subtracting the liabilities from      of its securities plus any other assets minus its
                   the total assets attributable to each class of shares and   operating expenses and other liabilities. Each
                   dividing the result by the number of shares outstanding.    Pioneer Fund calculates a net asset value for each
                   Each RMK Fund calculates its net asset value as of the      class of shares every day the NYSE is open when
                   close of regular trading (approximately 4:00 p.m.           regular trading closes (normally 4:00 p.m. Eastern
                   Eastern Time, or any earlier NYSE closing time that day)    time). Pioneer Treasury Reserves Fund and
                   on each day the NYSE is open for trading.                   Pioneer Cash Reserves Fund also calculate a net
                                                                               asset value for each class of shares at 2:00 p.m.,
                                                                               Eastern time, every day the NYSE is open.
                                                                               You buy or sell shares at the share price. When
                                                                               you buy Class A shares, you pay an initial sales
                                                                               charge unless you qualify for a waiver or reduced
                                                                               sales charge. When you call Class C shares, you
                                                                               may pay a contingent deferred sales charge
                                                                               depending on how long you have owned your
                                                                               shares.
------------------------------------------------------------------------------------------------------------------------------------


                            ADDITIONAL INFORMATION

Indemnification

     Regions has separately agreed with the RMK Trust that for a period of six years, if indemnification from the assets of the RMK Funds or liability insurance is not otherwise available to current and former Independent RMK Trustees, Regions will indemnify and hold them harmless to the same extent as such Trustees would have been indemnified under the RMK Trust's declaration of trust and bylaws up to an aggregate amount of $10 million.

Section 15(f) Safe Harbor


     MAM and Pioneer have agreed to use their commercially reasonable efforts to assure compliance with the conditions of Section 15(f) of the 1940 Act.
Section 15(f) provides a non-exclusive safe harbor for an investment adviser or any affiliated persons thereof to receive any amount or benefit in connection with a sale of securities of, or any other interest in, such adviser which results in an assignment of an investment advisory contract with an investment company as long as two conditions are met. First, no "unfair burden" may be imposed on the investment company as a result of the transaction, or any express or implied terms, conditions or understandings applicable thereto. As defined in the 1940 Act, the term "unfair burden" includes any arrangement during the two-year period after the date on which such transaction occurs whereby the investment adviser (or predecessor or successor adviser) or any interested person of any such adviser receives or is entitled to receive any compensation, directly or indirectly, from the investment company or its security holders (other than fees for bona fide investment advisory or other services), or from any person in connection with the purchase or sale of securities or other property to, from or on behalf of the investment company (other than bona fide ordinary compensation as principal underwriter of the investment company). The RMK Trustees considered that RMK Fund shareholders would experience sales loads in certain circumstances The RMK Trustees were advised that MAM and Pioneer were not aware of any circumstances relating to the Reorganizations that might result in the imposition of such an "unfair burden" on any RMK Fund as a result of the transaction between Pioneer and MAM. Second, during the three-year period immediately following the transaction, at least 75% of an investment company's board of directors must not be "interested persons" of the investment adviser or the predecessor investment adviser within the meaning of the 1940 Act. The Pioneer Funds' Boards of Trustees will satisfy this condition at the time of the Reorganizations.

Purchase of Certain Securities by Regions

     Currently, each of Regions Morgan Keegan Select Mid Cap Value Fund, Regions Morgan Keegan Select Balanced Fund, Regions Morgan Keegan Select Mid Cap Growth Fund, Regions Morgan Keegan Select Growth Fund, Regions Morgan Keegan Select Fixed Income Fund, and Regions Morgan Keegan Select Limited Maturity Fixed Income Fund (together, the "Securities Lending Funds") participate in a securities lending program (the "Program") administered by The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this program, BNY Mellon facilitates the lending of securities owned by the Securities Lending Funds to third parties. In connection with the Program, the Securities Lending Funds are investors in BNY Institutional Cash Reserves Fund (the "BNY Fund"), an unregistered money market investment fund managed by the Bank of New York Mellon. The BNY Fund provides a short-term investment vehicle for the cash collateral received by the Securities Lending Funds and other participants in securities lending transactions under the Program.

     The fixed-income securities currently held by the BNY Fund include (i) a promissory note issued by Whistlejacket Capital Ltd. or certain of its affiliates (as successor-in-interest to White Pine Finance, LLC), due March 12, 2008 (the "Whistlejacket Security") and (ii) certain floating rate debt securities of Lehman Brothers Holdings Incorporated, maturing on October 14, 2008 and October 22, 2008, respectively (the "Lehman Securities" and, together with the Whistlejacket Security, the "Securities"). Each issuer of the Securities has filed for bankruptcy protection and thereby defaulted under the terms of its respective Security. Consequently, the market value of each Security has decreased substantially below its par value and the Securities have become substantially illiquid.

     In response to these events, BNY Mellon has undertaken to provide certain limited capital support for the BNY Fund or, alternatively, directly to each investor in the BNY Fund (each, an "Investor") in respect of the Whistlejacket Security, and to offer certain limited capital support in respect of the Lehman Securities, in each case to the extent of such Investor's indirect, proportionate interest in each Security, subject to certain terms and conditions. In respect of the Whistlejacket Security, BNY Mellon has undertaken to provide capital support such that the Securities Lending Funds would recover approximately 100% of their respective proportionate share of the par value of the Whistlejacket Security (the "Whistlejacket Support"). In respect of the Lehman Securities, BNY Mellon has undertaken to provide capital support such that the Securities Lending Funds would recover at least 80% of their respective proportionate share of the par value of the Lehman Securities (the "Lehman Support").

     The Pioneer Funds do not participate in the Program. For that reason, the Securities Lending Funds will exit the Program prior to the Reorganizations and redeem their interests in the BNY Fund for cash, except in respect of that portion of the net asset value redeemed that represents the Whistlejacket Security and the Lehman Securities. These assets will be redeemed for in-kind proceeds consisting of a proportionate share of the Whistlejacket Security and the Lehman Securities pursuant to the terms of the Whistlejacket Support and the Lehman Support.

     Under the terms of the Lehman Support, the Lehman Support will be lost immediately upon the Securities Lending Funds' withdrawal from the Program. In the case of the Whistlejacket Security, while the Whistlejacket Support continues after withdrawal from the Program (subject to certain terms and conditions), the benefit of such support in these circumstances effectively would not, because Pioneer has informed Regions and MAM that the Pioneer Funds would not accept the Whistlejacket Security as part of the Reorganizations. Pioneer also has informed Regions and MAM that the Pioneer Funds would not accept the Lehman Securities as part of the Reorganizations.

     In order to make the impact of withdrawing from the Program neutral to the Securities Lending Funds, Regions has undertaken to purchase the Securities from the Securities Lending Funds at such time as such Securities are delivered to the Securities Lending Funds in connection with the Securities Lending Funds' withdrawal from the Program, on terms that would give the Securities Lending Funds current value equal to or better than the realizable value of the Securities as accompanied by the Whistlejacket Support and Lehman Support. Specifically, Regions will purchase each Securities Lending Fund's proportionate share of the Whistlejacket Security at 100% of par value, and each Securities Lending Fund's proportionate share of the Lehman Securities at 80% of par value. Regions also has undertaken that if that if the aggregate amount ultimately realized by Regions in respect of the Securities is more than the sum of (a) any purchase price paid to a Securities Lending Fund by Regions for such Securities and (b) any income due on such Securities from and after the date that Regions purchase such Securities from a Securities Lending Fund, at the rate(s) specified in the applicable Securities, Regions will remit such excess amount (after deducting all reasonable expenses, if any, incurred in connection with the recovery) promptly to the Securities Lending Fund. Notwithstanding anything to the contrary herein, the foregoing obligation of Regions to purchase the Securities will be conditioned upon the receipt from the SEC of "no-action" or other appropriate relief under the 1940 Act that would permit such purchase of the Securities, provided that, in the event that such relief is not forthcoming, Regions will use its best efforts to make alternative arrangements designed to provide equivalent value to each Securities Lending Fund consistent with applicable laws and regulations.


Investment Adviser

     Pioneer serves as the investment adviser to each Pioneer Fund. Pioneer oversees each Pioneer Fund's operations and is responsible for the day-to-day management of each Fund's portfolio. Pioneer is an indirect, wholly owned subsidiary of UniCredit S.p.A., one of the largest banking groups in Italy. Pioneer is part of the global asset management group providing investment management and financial services to mutual funds, institutional and other clients. As of December 31, 2008, assets under management were approximately $206 billion worldwide, including over $50 billion in assets under management by Pioneer. Pioneer's main office is at 60 State Street, Boston, Massachusetts 02109. Pioneer's U.S. mutual fund investment history includes creating one of the first mutual funds in 1928.


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